UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41981

LOBO TECHNOLOGIES LTD.

(Registrant’s Name)

Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd

Xinwu District, Wuxi, Jiangsu

People’s Republic of China, 214111

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

On December 12, 2025, LOBO TECHNOLOGIES LTD (the “Company”) announced that Jiangsu LOBO Electric Vehicle Co. Ltd. (“Jiangsu LOBO”), the operating subsidiary of the Company, has onboarded the entire team of Shenzhen Xiangri Technology Co., including its research & development, sales and business operation teams (the “Integration”). This integration establishes a new Solar Division within Jiangsu LOBO.

On December 12, 2025, the Company issued a press release announcing the Integration. The full text of the Press Release is attached as Exhibit 99.1 to this Current Report on Form 6-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit	Description

99.1	Press Release dated December 12, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lobo Technologies Ltd.

Date: December 12, 2025	By:	/s/ Huajian Xu
	Name:	Huajian Xu
	Title:	Chief Executive Officer